Haoxin Holdings Limited

Room 329-1, 329-2, No.1 Xingye Yi Road

Ningbo Free Trade Zone

Ningbo, Zhejiang Province 315807

People’s Republic of China

May 2, 2024

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4720

Attn: Liz Packebusch

Re:	Haoxin Holdings Limited Amendment No. 5 to Registration Statement on Form F-1 Filed June 6, 2023 File No. 333-269681

Dear Ms. Packebusch,

This letter is in response to your letter on October 26, 2023 in which you provided comments to Amendment No. 5 to Registration Statement on Form F-1 (the “F-1”) of Haoxin Holdings Ltd (the “Company”) filed with the U.S. Securities and Exchange Commission on September 29, 2023. On the date hereof, the Company has submitted Amendment No. 6 to Registration Statement on Form F-1 (“Amendment No. 6”). We set forth below in bold the comment in your letter relating to the Registration Statement followed by our response to each comment.

Amendment No. 5 to Registration Statement on Form F-1 filed September 29, 2023

Risk Factors, page 23

1.	We note that your $1.05 per share and $3.95 per share cited in the risk factor titled “You will experience immediate and substantial dilution” on page 59 do not match the pro forma as adjusted net tangible book value per share and the dilution per share to new investors, respectively, presented in your Dilution table on page 64. Please explain the differences or revise as appropriate.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised the risk factor on page 59 to reflect the Dilution table on page 64.

Business, page 94

2.	Please update your disclosure in this section. For example, we note that some of the industry information is only provided through 2021, and we also note your industry disclosures that provide forecasted information for 2022. In addition, for the information attributed to reports by Frost & Sullivan, please disclose the dates of such reports.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised the data the disclosure in the business and industry sections to be more current and we have disclosed the dates of the Frost & Sullivan reports collectively in the prospectus convention section on page 1.

3.	We note your disclosure that by June 2023, you plan to replace 40% of your fleet with new energy transportation vehicles, or acquire around 30 electronic tractors and 40 vans. Please revise to update such disclosure.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have updated the timeline on new energy transportation vehicle replacement on page 115.

Related Party Transactions, page 146

4.	We note your disclosure regarding short-term loans bearing no interest to Ms. Shasha Chen. Please revise to disclose the amount outstanding as of the latest practicable date. Refer to Item 4(a) of Form F-1 and Item 7(B) of Form 20-F.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have updated disclosure on the amount outstanding as of the latest practicable date, which is December 31, 2023, from page 146 to page 148.

Financial Statements

Note 3 - Accounts Receivable, Net, page F-16

5.	We note that you reported under this heading, as well as on pages 52 and F-9, cumulative effect adjustment upon adoption of ASC 326 of $380,081, versus $285,061 on page F-4. Please explain the difference or revise as appropriate.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised the cumulative effect adjustment upon adoption of ASC 326 on page 52 and page F-9.

 General

6.	We note the changes you made to your disclosure appearing on the cover page, and in your Prospectus Summary and Risk Factor sections, relating to legal and operational risks associated with operating in China and PRC regulations. It is unclear to us that there have been changes in the regulatory environment in the PRC since the amendment that was filed on June 22, 2023, warranting revised disclosure to mitigate the challenges you face and related disclosures. The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) as defined in Securities Act Rule 405 means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” The Sample Letters also sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your revised disclosure referencing (i) supervision, management, and regulation by the PRC government, (ii) changes without, or with little, transition period, or (iii) uncertainties regarding the interpretation and application of PRC laws and regulations conveys the same risk. Please restore your disclosures in these areas to the disclosures as they existed in the registration statement as of June 22, 2023.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have reverted the disclosure throughout Amendment No. 6 regarding legal and operational risks associated with operating in China and PRC regulation to those disclosed in Amendment No. 3 to conform to the disclosure requirement in the Sample Letters referenced in the Staff’s comment above.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Sincerely,

/s/ Zhengjun Tao
Zhengjun Tao
Chief Executive Officer